Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2012

The following Management’s Discussion and Analysis (“MD&A”), dated February 20, 2013, should be read in conjunction with IAMGOLD’s audited consolidated annual financial statements and related notes for December 31, 2011 and related notes thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

INDEX

About IAMGOLD	2
2012 Highlights	2
Reserves and Resources	6
Outlook	7
Market Trends	9
Annual Updates
Operations	11
Development and Expansion Projects	18
Exploration	19
Quarterly Financial Review	22
Financial Condition
Liquidity and Capital Resources	22
Market Risk	23
Shareholders’ Equity and Cash Flow	25
Disclosures Controls and Procedures and Internal Control over Financial Reporting	26
Critical Judgments and Estimates	27
Notes to Investors Regarding the Use of Resources	30
Future Accounting Policies and Risks and Uncertainties	32
Non-GAAP Performance Measures	37

ABOUT IAMGOLD

IAMGOLD Corporation (“IAMGOLD” or the “Company”) (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world’s top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of only eight mining companies on the JSI index1 which is modeled on the S&P/TSX 60.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

2012 HIGHLIGHTS

FINANCIAL

•

Revenues for 2012 were $1.7 billion, in line with the prior year. The limited movements in revenues are mainly related to lower gold sales volume ($111.2 million), lower by-product credits and royalty income ($3.5 million) partially offset by higher realized gold price ($98.8 million) and higher niobium revenues ($12.7 million). Revenues for the fourth quarter 2012 were down $13.2 million or 3% from the same prior year period mainly due to lower gold sales volume. The reduction in sales was related to lower production from processing lower grade and ore stockpiling at Mouska.

•

Cost of sales for 2012 was $948.0 million, up $56.2 million or 6% from prior year. The increase in cost of sales is mainly related to higher mine operating costs associated with mining and processing of harder rock at Essakane, Rosebel and Sadiola and longer hauling distances at Rosebel ($49.2 million) and higher depreciation expense ($7.6 million). Cost of sales for the fourth quarter 2012 were up $6.0 million or 2% from the same prior year period as cost reductions from lower production volumes were offset by higher consumable costs.

[1]

Jantzi Social Index (“JSI”). The JSI, a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consists of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

•

Net earnings from continuing operations attributable to equity holders for 2012 were $334.7 million or $0.89 per share, down $56.6 million or 14% from the prior year. The decrease in net earnings from continuing operations attributable to equity holders was mainly related to higher cost of sales noted above ($56.2 million) and higher exploration expenses ($39.4 million), partially offset by higher foreign exchange gains ($18.8 million) and lower income tax expense ($21.6 million). Net earnings from continuing operations attributable to equity holders for the fourth quarter 2012 were down $49.0 million or 37% with the same prior year period mainly from lower revenues, higher cost of sales, higher exploration costs and lower gains on sales of assets.

•

Adjusted net earnings[1] for 2012 were $316.9 million ($0.84 per share1), down $88.8 million ($0.24 per share) or 22% from prior year. Adjusted net earnings[1] for the fourth quarter 2012 were $90.3 million ($0.24 per share1), down $17.5 million ($0.05 per share) or 16% from prior year.

•

Cash, cash equivalents and gold bullion (at market value) were $1,036.8 million at December 31, 2012, down $225.7 million since December 31, 2011 mainly due to capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million), the acquisition of the Côté Gold project ($485.7 million), the payment of dividends ($106.9 million) and acquisitions of investments ($49.7 million), offset partially by cash generated from the issuance of senior unsecured notes ($650.0 million), operating activities ($441.0 million) and sale of investments ($28.2 million).

•

Operating cash flow for 2012 was $441.0 million, down $151.8 million or 26% from the prior year. The decrease in operating cash flow is mainly due to the higher cost of sales noted above ($56.2 million), higher exploration expenses ($39.4 million) as noted previously, as well as higher income taxes paid ($73.5 million). Operating cash flow for the fourth quarter 2012 was down $86.6 million or 42% from the same prior year period mainly due to lower revenues, higher exploration expenses, higher taxes paid and changes in non-cash working capital.

•

Operating cash flow before changes in working capital[1] for 2012 was $504.0 million ($1.34 per share1), down $152.7 million ($0.41 per share) or 23% from the prior year. Operating cash flow before changes in working capital[1] for the fourth quarter was $130.1 million ($0.35 per share1), down $60.0 million ($0.16 per share) or 32% from the prior year.

OPERATIONS

•

Regarding Health and Safety, the frequency of all types of serious injuries (measured as DART rate2) across IAMGOLD for 2012 was 1.08 compared to 1.12 for the prior year, representing a 4% improvement.

•

Attributable gold production from continuing operations for 2012 was 830,000 ounces, down 66,000 ounces or 7% from the prior year. Gold production was lower as a result of lower grades at Essakane (22,000 ounces), Sadiola (21,000 ounces) and Rosebel (3,000 ounces), and stockpiling ore at Mouska (20,000 ounces). Attributable gold production for the fourth quarter 2012 was down 39,000 ounces or 15% from the same prior year period mainly due to lower grades and the stockpiling of ore at Mouska.

•

Cash costs[1] for 2012 were $715 per ounce, up $79 per ounce or 12% from the prior year. Cash costs increased mainly due to the impact of lower grades, the increase in processing hard rock together with inflationary cost pressures across all sites. Cash costs for the fourth quarter 2012 were up $88 per ounce or 14% from the same prior year period for the same aforementioned reasons.

NIOBIUM OPERATIONS

•

Niobium production for 2012 was 4.7 million kilograms, up 2% from the prior year. The operating margin per kilogram of niobium[1] for 2012 was similar to prior year at $15 per kilogram, as higher realized niobium prices partially offset the impact of increased costs. Niobium production in the fourth quarter 2012 was consistent with the same prior year period and operating margin for the fourth quarter 2012 was down $1 or 6% due to the impact of increasing costs and the strength of the Canadian dollar.

[1]

The Company has disclosed adjusted net earnings, adjusted net earnings per share, operating cash flow before changes in working capital, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin and operating margin per kilogram of niobium sold which are non-GAAP measures. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CORPORATE DEVELOPMENTS

•

On June 21, 2012, the Company completed the acquisition of all of the issued and outstanding common shares of Trelawney through a plan of arrangement (the “Transaction”). Under the terms of the Transaction, former shareholders of Trelawney received C$3.30 in cash for each common share of Trelawney held. The main asset acquired in this transaction was the Côté Gold project located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada.

•

On September 21, 2012, the Company completed the issuance of $650.0 million of senior unsecured notes bearing interest at 6.75% due in 2020. The Company intends to use the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

•

On November 14, 2012, the Company disposed of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals. The Company held approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

•

On November 26, 2012, the President of Suriname announced that an agreement had been reached with IAMGOLD with respect to a joint venture that would target satellite resources beyond the current concession, with attractively priced power. Final approval by the National Assembly of the Republic of Suriname is expected in the near future.

•

On January 22, 2013, the Company announced a mineral resource update for the Company’s Côté Gold project in northern Ontario. The new resource estimate consists of an indicated resource of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and an Inferred Resource of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate represents a 114% increase in indicated resources from the previous estimate. A positive attribute of the deposit is its accessibility for open-pit mining. The deposit locally outcrops at surface and on average is covered with less than 6 metres of barren overburden.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Summary of Financial and Operating Results	Three months ended December 31,			Years ended December 31,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$468.4	(3%)	$481.6	$1,670.0	—	$1,673.2
Cost of sales	259.9	2%	253.9	948.0	6%	891.8

Gross earnings from mining operations	$208.5	(8%)	$227.7	$722.0	(8%)	$781.4

Net earnings attributable to equity holders of IAMGOLD[1]	$84.6	(37%)	$133.6	$334.7	(14%)	$391.3
Basic net earnings per share ($/share)[1]	$0.22	(39%)	$0.36	$0.89	(14%)	$1.04

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$90.3	(16%)	$107.8	$316.9	(22%)	$405.7
Basic adjusted net earnings per share ($/share)[1,2]	$0.24	(17%)	$0.29	$0.84	(22%)	$1.08

Operating cash flow[1]	$118.9	(42%)	$205.5	$441.0	(26%)	$592.8
Operating cash flow ($/share)[1]	$0.32	(42%)	$0.55	$1.17	(26%)	$1.58

Operating cash flow before changes in working capital[1,2]	$130.1	(32%)	$190.1	$504.0	(23%)	$656.7
Operating cash flow before changes in working capital ($/share)[1,2]	$0.35	(31%)	$0.51	$1.34	(23%)	$1.75

Key Operating Statistics – Gold mines
Gold sales – 100% (000s oz)[1]	246	(6%)	263	881	(8%)	953
Gold sales – attributable (000s oz)[1]	232	(6%)	248	827	(8%)	896
Gold production – attributable (000s oz)[3]	214	(15%)	253	830	(7%)	896

Average realized gold price ($/oz)[1]	$1,704	4%	$1,638	$1,667	7%	$1,555
Total cash cost ($/oz)[1,2]	$731	14%	$643	$715	12%	$636
Gold margin ($/oz)[1,2]	$973	(2%)	$995	$952	4%	$919

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	—	1.2	4.7	2%	4.6
Niobium sales (millions of kg Nb)	1.1	(15%)	1.3	4.7	2%	4.6
Operating margin ($/kg Nb)[2]	$15	(6%)	$16	$15	—	$15

Financial Position ($ millions)	December 31, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion
— at market value	$1,036.8	(18%)	$1,262.5
— at cost	$910.4	(21%)	$1,148.4
Total assets	$5,376.2	22%	$4,393.8
Long-term debt	$638.8	—	$—
Available credit facilities	$750.0	114%	$350.0

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

The Company has disclosed the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

[3]

Excludes attributable ounces from discontinued operations of nil for the year ended December 31, 2012 (year ended 2011: 76,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

RESERVES AND RESOURCES

IAMGOLD’s Share	December 31, 2012	Change	December 31, 2011
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	11,327	(15%)	13,300
Total measured and indicated mineral resources [1,2]	22,603	24%	18,198
Total inferred resources	6,093	5%	5,789

Niobium (millions of kg Nb2O5 contained)
Proven and probable reserves [4,5]	1,768	1%	1,746
Measured and indicated resources [1,2,3,4,5]	2,563	27%	2,014
Inferred resources [6]	263	(52%)	547

Total Rare Earth Oxides (“TREO”) (millions of kg TREO contained)
Indicated resources [5,7]	8,730	—	0
Inferred resources[7]	9,652	25%	7,702

1.	Measured and indicated gold resources are inclusive of proven and probable reserves.
2.

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

3.	Measured and indicated niobium resources are inclusive of probable reserves.
4.

Mineral reserves have been estimated at December 31, 2012 using the block caving scenario using $45 per kg of niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

5.

There is a large volume of the material within the planned block caving that has a measured resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a probable classification has been applied to the reserve because of the uncertainty.

6.

A small amount of inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. A conservative 0% Nb2O5 was applied to that material. For the purpose of estimating the mineral reserves, which by the Canadian Institute of Mining, Metallurgy and Petroleum definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the mineral reserve estimate and within the production plan.

7.	The indicated and inferred resources are presented on a contained basis (“in situ”) using a 0.5% TREO cutoff grade and unconstrained by whittle shell or mining design.

For assumptions used to determine reserves and resources, refer to the section on Critical Accounting Estimates section in this MD&A.

Reserves and resources changed as follows:

•

Excluding the 2012 sale of Quimsacocha which accounted for 1.7 million ounces, total attributable proven and probable gold reserves decreased by 2% or 0.3 million ounces (net of depletion) to 11.3 million ounces of gold at the end of 2012. In light of the feasibility study currently underway at Rosebel and due out shortly, it was appropriate for 2012 to reflect Rosebel’s December 2011 reserves, net of the year’s depletion. A positive reconciliation adjustment for actual production versus the 2011 resource model was observed in 2012.

•

Total attributable measured and indicated gold resources (inclusive of reserves) increased by 24% or 4.4 million ounces to 22.6 million ounces of gold at the end of 2012 mainly due to the acquisition and further infill and exploration drilling of Côté Gold.

•	The niobium probable mineral reserves have increased by 1% to 1.8 billion kilograms of contained Nb2O5 based on the block caving scenario.

•	Niobium measured and indicated resources have increased by 27% to 2.6 billion kilograms of contained Nb2O5 compared to the prior year.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

OUTLOOK

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division (000s oz)[1]	130 – 150

Total owner-operated production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Owner-operated total cash cost ($/oz)[2]	$810 – $880
Consolidated total cash cost ($/oz)[2]	$850 – $925

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin ($/kg Nb)[2]	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 – 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets on the consolidated balance sheet.

[2]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

GOLD PRODUCTION AND CASH COSTS

IAMGOLD expects 2013 gold production to be in the range of 875,000 to 950,000 ounces. The forecast reflects lower grades at Essakane and Rosebel, in conjunction with the expected slower ramp up at Westwood and the expected lower performance at Sadiola. Total cash costs, including royalties, for 2013 are expected to increase to a range of between $850 and $925 an ounce. Approximately one-third of the increase in cash costs per ounce is attributed to inflation while another third reflects the impact of lower ore grades on production costs. The balance of the expected year-over-year increase is due to both the transition to harder ore at the Company’s mature mines and the higher unit costs at Westwood attributed to lower production in its first year of operation. The growing proportion of harder ore drives up stripping ratios and labour costs and exerts a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents.

WESTWOOD

The Westwood processing facility is on track to begin gold production by the end of March 2013. The mine site is projected to be producing gold by October 2013 at levels which adhere to the Company’s definition of commercial production. The contribution from the gold produced in the interim period will be applied as a credit against mining assets in the consolidated balance sheet. This will lower net cash from operating activities and lower net cash used in investing activities. The contribution from the gold produced from the stockpiled ore at Mouska will be reported on the consolidated income statement.

JOINT VENTURES

Beginning January 1, 2013, the Company will account for its joint venture interests, Sadiola and Yatela, under the equity method of accounting as is required by International Financial Reporting Standards. The new methodology will report earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from associates and joint ventures. Although, net earnings and earnings per share will be unaffected, revenues, cost of sales and income tax expense amongst other individual income statement line items will be reduced. In addition, consolidated operating cash flow and the individual line items will be reduced in accordance with the revised treatment.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

NIOBIUM PRODUCTION AND OPERATING MARGIN

The Company expects to produce between 4.7 and 5.1 million kilograms of niobium in 2013 at an operating margin of between $15 and $17 a kilogram.

CAPITAL EXPENDITURES

The Company reduced its capital expenditure forecast for 2013 as set out below mainly due to the delayed approval of the Sadiola sulphide project and the deferral of capital spending at Niobec. For Niobec, the timing of capital spending will be aligned with the advancement of permitting and the completion of the feasibility study.

	$ Millions
Rosebel	130	[1]
Essakane	300
Westwood	100
Niobec	80
Joint ventures	50	[2]
Corporate and other	5

[1]	The $130 million is not related to the expansion. Capital expenditures for the expansion will be provided upon completion of the feasibility study at the end of the first quarter 2013.
[2]

The $50 million is related to sustaining capital expenditures, capitalized stripping costs on the push-back of the pit, and existing commitments related to the sulphide expansion project. The Company is freezing additional capital commitments for the expansion project until an agreement is reached with AngloGold Ashanti on how to proceed with the project.

Depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane.

The outlook is based on 2013 full year assumptions for average realized gold price of $1,700 per ounce, $C/$US exchange rate of 1.00, $US/€ exchange rate of 1.25 and average crude oil price of $95 per barrel.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

In 2012, the gold price continued to display considerable volatility with spot daily closings between $1,540 and $1,792 per ounce (2011: between $1,319 and $1,895 per ounce) from the London Bullion Market Association.

	Years ended December 31,
	2012	Change	2011
Average market gold price ($/oz)	$1,669	6%	$1,572
Average realized gold price ($/oz)	$1,667	7%	$1,555
Closing market gold price ($/oz)	$1,658	6%	$1,566

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2012. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production in 2012 was 1% higher than 2011. The average realized sales price was marginally higher in 2012 when compared to the average realized sales price in the prior year.

Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2012. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

	2012	2011
Average rates
• Canadian$ / U.S.$	0.9993	0.9889
• U.S.$ / Euro	1.2858	1.3923

Closing rates
• Canadian$ / U.S.$	0.9949	1.0203
• U.S.$ / Euro	1.3185	1.2945

In 2013, the Company will have a significant Canadian dollar requirement due to the expenditures required to advance the Westwood and Côté Gold projects and the Niobec expansion feasibility project. In addition, the Company will continue to have Euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2013, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies. Given the increase in Canadian dollar requirements for 2013, the Company will enter into increasing Canadian dollar hedges to mitigate volatility risk.

Refer to Financial Condition – Market risks section for more information

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.0 million barrels of fuel in 2013. In 2012, the oil price displayed considerable volatility with spot daily closings between $78 and $109 per barrel.

	2012	2011
Average market oil price ($/barrel)	$94	$95
Closing market oil price ($/barrel)	$92	$99

Refer to Financial Condition – Market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2013 production levels.

	Change of	Annualized Impact on Cash Cost[1] by $/oz
Gold price	$100/oz	$5
Oil price	$10/barrel	$13
Canadian$ / U.S.$	$0.10	$14
U.S.$ / Euro	$0.10	$11

[1]	Cash cost per ounce is a non-GAAP measure. Refer to Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

ANNUAL UPDATES

Operations

The table below presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold Sales (000s oz)		Realized gold price ($/oz)
	Years ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Operator	751	803	$1,667	$1,553
Joint ventures[1]	130	150	$1,666	$1,566

Total from continuing operations[2,3]	881	953	$1,667	$1,555

[1]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
[2]	Attributable sales volume for years ended 2012 and 2011 were 827,000 and 896,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.
[3]	Continuing operations exclude Mupane, Tarkwa and Damang, which were sold in 2011 and are discontinued operations.

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production.

	Gold Production (000s oz)		Total Cash Cost ($/oz)[1]
	Years ended December 31,		Years ended December 31,
	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	382	385	$671	$616
Essakane (90%)	315	337	603	488
Doyon division[2] (100%)	4	24	137	1,076

	701	746	$637	$573

Joint Ventures
Sadiola (41%)	100	121	$1,076	$816
Yatela (40%)	29	29	1,337	1,534

	129	150	$1,134	$954

Continuing operations	830	896	$715	$636

Discontinued operations[3]	—	76	$—	$847

Total	830	972	$715	$653

Continuing operations
Cash cost, excluding royalties			$624	$551
Royalties			91	85

Total cash cost[1]			$715	$636

[1]	Total cash cost is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.
[2]	In 2012, the mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process.
[3]	Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	55,165	4%	53,122
Capital waste mined (000s t)	1,996	—	—
Strip ratio[1]	3.1	3%	3.0
Ore milled (000s t)	12,817	—	12,862
Head grade (g/t)	1.0	—	1.0
Recovery (%)	96	2%	94
Gold production – 100% (000s oz)	402	(1%)	406
Attributable gold production – 95% (000s oz)	382	(1%)	385
Gold sales – 100% (000s oz)	393	1%	390
Gold revenue ($/oz)[2]	$1,666	7%	$1,555
Cash cost excluding royalties ($/oz)	$576	9%	$528
Royalties ($/oz)	$95	8%	$88

Total cash cost ($/oz)[3]	$671	9%	$616

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Total material mined increased 8% during 2012 to 57 million tonnes and included longer hauls.

Gold production for 2012 was consistent with 2011 as the impact of improved recoveries offset marginally lower grades and throughput. Upgrading the gravity circuit proved beneficial as recovery improved during the course of 2012. The mill processed more hard and transitional ore as compared to the prior year. This will be a continuing situation at Rosebel and therefore the site is in the process of increasing its grinding capacity by installing a third ball mill, which is expected to be brought into production by the end of the first quarter 2013. In addition, a feasibility study to evaluate the economics for a further expansion of the mill is in progress and is expected to be completed in the first half of 2013.

Total cash cost per ounce in 2012 was higher compared to the prior year mainly due to higher labour, fuel and power costs. Labour costs were higher due to inflationary factors in the Surinamese economy and the increase in fuel and power costs is attributable to more tonnes mined, longer haulage distances and processing of hard rock.

During 2012, Rosebel’s capital expenditures were $124.0 million and included the third ball mill ($35.2 million), mining equipment ($34.7 million), resource development and near-mine exploration ($16.0 million), capital spares ($6.7 million), installation of a pre-crush and pebble crusher ($6.1 million), tailings dam ($5.3 million), pit preparation ($4.4 million), completion of the gravity circuit ($4.3 million) and other sustaining capital ($11.3 million).

Outlook

Rosebel’s attributable production in 2013 is expected to be between 365,000 and 385,000 ounces. Capital expenditures are expected to be approximately $130 million related to mobile equipment ($50 million), tailings dam ($15 million), capital spares ($10 million), completion of the third ball mill ($5 million), resource delineation and near mine exploration ($15 million), capitalized stripping ($15 million) and other sustaining capital ($20 million). Capital expenditures for the expansion will be provided upon completion of the feasibility study, expected in the first quarter 2013.

Cost management initiatives

Ongoing cost management initiatives at Rosebel include continuous improvement programs to improve utilization of primary production equipment in the mine, increased tire life, improved drill and blast performance and optimization of the intensive cyanide leach section of the gravity circuit to increase overall recovery and reduce total cyanide consumption. Additionally, the operation continues to look for opportunities to reduce power consumption and to find additional soft rock resources to feed the plant.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	11,739	(35%)	18,015
Capital waste mined (000s t)	24,614	169%	9,152
Strip ratio[1]	2.8	65%	1.7
Ore milled (000s t)	10,762	35%	7,977
Head grade (g/t)	1.1	(27%)	1.5
Recovery (%)	92	(3%)	95
Gold production – 100% (000s oz)	350	(7%)	375
Attributable gold production – 90% (000s oz)	315	(7%)	337
Gold sales – 100% (000s oz)	351	(7%)	379
Gold revenue ($/oz)[2]	$1,668	7%	$1,553
Cash cost excluding royalties ($/oz)	$520	28%	$407
Royalties ($/oz)	$83	2%	$81

Total cash cost ($/oz)[3]	$603	24%	$488

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Gold production was 7% lower than the prior year as a result of lower grades partially offset by increased mill throughput. During 2012, Essakane continued waste stripping in the Phase 2 push-back of the main pit. During this period higher grade hard ore was stockpiled while lower grade softer ore was mined and processed. Essakane’s throughput increased 35% compared to the prior year as the mine effectively addressed the crusher issues and the brief water shortage which limited production in 2011.

Total cash costs in 2012 were higher compared to the prior year mainly due to the impact of lower grades, higher energy prices and upward pressure on consumable prices.

During 2012, Essakane’s capital expenditures were $254.4 million and consisted of the plant expansion project ($144.4 million), capitalized stripping costs on the push-back of the pit ($53.5 million), resource development ($10.9 million), standby generator for the power plant ($4.8 million), capital spares ($7.7 million), mining equipment ($5.7 million), liner installation ($4.7 million), bulk water storage ($1.2 million), and other sustaining capital ($21.5 million).

Outlook

Essakane’s attributable production in 2013 is expected to be between 255,000 and 275,000 ounces. The mine is expected to process more hard and transitional rock at a lower head grade compared to 2012. Capital expenditures are expected to be approximately $300 million related to the plant expansion ($196 million), capitalized stripping ($74 million), resource delineation and near mine exploration ($11 million) and other sustaining capital ($19 million).

Cost management initiatives

Ongoing cost management initiatives at Essakane include significantly improved loading and hauling productivity in the mine, improved primary crusher performance and a program to improve maintenance reliability in the plant to maximize operating time and improve circuit stability. As well, the construction team is working to achieve early completion of two key elements of the expansion project: additional leach capacity and a pebble crusher for the existing grinding circuit. Completion of these two elements will enhance performance in the near term. Efforts continue as well to review alternative power sources for Essakane.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	71	25%	57
Gold production (000s oz)	4	(83%)	24
Gold sales (000s oz)	7	(79%)	34
Gold revenue ($/oz)[1]	$1,678	10%	$1,523
Cash cost excluding royalties ($/oz)	$100	(90%)	$1,038
Royalties ($/oz)	$37	(3%)	$38

Total cash cost ($/oz)[2]	$137	(87%)	$1,076

[1]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[2]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

During 2012, Doyon continued to stockpile ore, which will be processed in the refurbished mill in 2013. Doyon did not process ore in 2012 and gold production for the year was a result of clean-up of the mill.

Outlook

The Doyon division includes the Mouska mine and the Westwood mine. The Mouska mine is expected to close at the end of 2013 and the Westwood mine is expected to commence production in the first quarter of 2013. Gold production in 2013 is expected to be between 130,000 and 150,000 ounces. Capital expenditures are expected to be approximately $100 million and includes underground mine development ($45 million), underground mine equipment ($29 million), shaft sinking ($5 million), underground and surface construction ($14 million) and resource delineation and near mine exploration ($7 million).

Cost management initiatives

Cost management focus at Westwood is directed at a number of initiatives to improve underground development productivity. These efforts include greater presence of senior supervisors underground, improvements to the supply chain for work materials to development crews, improved maintenance practices and scheduling additional working faces to provide greater flexibility. Improved underground development productivity will reduce requirements for both additional manpower and equipment going forward, as well as provide opportunities for increased ounce production for the current year and a quicker project ramp up period.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	9,703	8%	8,957
Capital waste mined (000s t)	3,506	32%	2,653
Strip ratio[1]	10.4	4%	10.0
Ore milled (000s t)	1,902	(4%)	1,979
Head grade (g/t)	1.8	(5%)	1.9
Recovery (%)	89	(5%)	94
Attributable gold production – 41% (000s oz)	100	(17%)	121
Attributable gold sales – 41% (000s oz)	101	(17%)	121
Gold revenue ($/oz)[2]	$1,664	6%	$1,565
Cash cost excluding royalties ($/oz)	$975	35%	$722
Royalties ($/oz)	$101	7%	$94

Total cash cost ($/oz)[3]	$1,076	32%	$816

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Attributable gold production for 2012 was 17% lower compared to the prior year driven by lower grades, lower recoveries and lower throughput. Recoveries were lower mainly due to the processing of graphitic ore.

Total cash costs rose sharply compared to the prior year mainly as a result of lower gold production, higher contractor and higher consumable costs. Royalties were higher as a result of higher realized gold prices.

The Company’s attributable portion of capital expenditures during 2012 was $49.7 million and consisted of spending on the Sadiola sulphide project ($30.0 million), capitalized stripping ($11.8 million) and various smaller projects ($7.9 million).

Sadiola did not distribute a dividend in 2012 compared to the distribution of a $35.8 million dividend to the Company in 2011.

Cost management initiatives

For 2013, Sadiola will address contractor management to improve mining efficiencies and will improve mill performance to reduce maintenance costs and increase gold production.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	8,277	22%	6,797
Strip ratio[1]	12.0	54%	7.8
Ore crushed (000s t)	1,090	(3%)	1,126
Head grade (g/t)	1.1	10%	1.0
Attributable gold stacked – 40% (000s oz)	35	(8%)	38
Attributable gold production – 40% (000s oz)	29	—	29
Attributable gold sales – 40% (000s oz)	29	—	29
Gold revenue ($/oz)[2]	$1,676	7%	$1,571
Cash cost excluding royalties ($/oz)	$1,238	(14%)	$1,438
Royalties ($/oz)	$99	3%	$96

Total cash cost ($/oz)[3]	$1,337	(13%)	$1,534

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Attributable gold production in 2012 was similar to the prior year with higher grades offsetting lower ore crushed. Mine production was 22% higher than prior year as Yatela focused on the main pit and the North satellite pit. Waste stripping in the North satellite pit commenced early in 2012 and reached the bottom of the pit by the end of the year leading to improved grades.

Total cash costs in 2012 were lower compared to 2011 due to a beneficial adjustment to the mining contractor rates and the impact of the impairment of inventories during 2012 which have reduced the net cost of gold produced.

There were no significant capital expenditures during 2012 and 2011. Dividends were not distributed in 2012 and 2011.

Cost management initiatives

Cost management for Yatela will be focused on improving the production of gold through accessing additional and/or higher grade ore zones as they are identified. During the end of life mining, Yatela will continue to look for opportunities to leach additional gold from older heaps.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results 100% Basis

	Years ended December 31,
	2012	Change	2011
Total operating material mined (000s t)	2,155	3%	2,087
Ore milled (000s t)	2,195	4%	2,113
Grade (% Nb2O5 )	0.55	(4%)	0.57
Niobium production (millions of kg Nb)	4.7	2%	4.6
Niobium sales (millions of kg Nb)	4.7	2%	4.6

Operating margin ($/kg Nb)[1]	$15	—	$15

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Non-GAAP performance measures section of the MD&A for reconciliation to GAAP measures.

Niobium production in 2012 was slightly higher than the prior year as higher throughput was mostly offset by lower Nb2O 5 ore grades.

Niobium revenues increased to $190.5 million in 2012 compared to $177.8 million in the prior year due to higher realized niobium prices and higher sales volumes. The operating margin in 2012 remained unchanged compared to the prior year as higher realized niobium prices were offset by higher labour and consumable costs.

In 2012, capital expenditures were $75.7 million and included underground development ($16.6 million), additional hoisting capacity ($9.4 million), expansion feasibility study ($9.6 million), pipeline project for additional water ($2.3 million), relocation of the leaching and the filter band ($1.9 million), mill expansion ($6.0 million), mining equipment ($7.6 million), office expansion ($2.7 million), capital spares ($2.2 million) and various other projects ($17.4 million).

Outlook

The Niobec mine’s production for 2013 is expected to be between 4.7 million kilograms and 5.1 million kilograms with an operating margin ranging between $15 and $17 per kilogram. Capital expenditures are expected to be $80 million and include:

•	completion of the expansion feasibility study, land acquisitions and mine development associated with the expansion ($49 million),

•	underground mine development ($9 million),

•	completion of the mill expansion to reach a throughout rate of 285 tonnes per hour ($4 million),

•	completion of an underground garage ($3 million), and

•	other sustaining capital ($15 million).

The timing of further capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the completion of the feasibility study in the third quarter of 2013.

Cost management initiatives

For 2013, Niobec is focusing on improving underground development productivity and blasting efficiency. Improved stability of ore quality fed to the mill is providing improved metallurgical performance. In the converter, the operation is introducing larger melting vessels to improve overall productivity and reduce costs. Additionally, the mine is exploring the possibility of monetizing some by-products that could provide additional revenues beyond ferroniobium sales.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

DEVELOPMENT AND EXPANSION PROJECTS

	Years ended December 31,
($ millions)	2012	2011
North America
Canada – Westwood project	$179.4	$124.3
Canada – Niobec expansion feasibility study	9.6	—
Africa
Burkina Faso – Essakane expansion	144.4	—
Mali – Sadiola sulphide project (41%)	30.0	3.7
South America
Ecuador – Quimsacocha project	1.6	3.0

Capitalized Development and Expansion Expenditures	$365.0	$131.0

In 2012, the Company’s total development and expansion project expenditures were $365.0 million. As expected, expenditures for the Essakane expansion ramped up as permits were granted and fiscal terms were confirmed. The Company is monitoring the situation and is ready to move forward, when appropriate.

CANADA – WESTWOOD PROJECT

The Westwood processing facility is on track to begin gold production by the end of March 2013. The Westwood project expenditures in 2012 of $179.4 million consisted of significant infrastructure preparation and construction, including the cyanide destruction plant, paste fill plant and mill refurbishing. The new waste water treatment plant is now operational. The sewage and potable water network is complete. Completion of the infill and step-out drilling program as mining continued in the Warrenmac zone for stockpiling ahead of the 2013 start-up. During 2012, shaft sinking reached a depth of 1,931 metres. Shaft sinking was completed in January 2013 to a depth of 1,958 metres. Underground development work in 2012 totaled 14,017 metres of lateral and vertical excavation.

In October 2012, the union membership ratified a six-year contract effective from December 1, 2011.

CANADA – NIOBEC EXPANSION FEASIBILITY STUDY

Based on the pre-feasibility study completed in early 2012, the Company is proceeding with a feasibility study using the block caving mining method. The completion of the feasibility study is expected by the third quarter 2013 and the permitting process should be finalized by 2014. An ‘Environment, Social, Impact and Assessment study’ has been provided to the Quebec provincial authority in December 2012.

BURKINA FASO – ESSAKANE EXPANSION PROJECT

The construction of the plant expansion to double hard rock processing capacity was started in July 2012. This followed a favourable outcome to negotiations with the Government of Burkina Faso on fiscal terms related to the mine expansion, including the reduction of the import duty on expansion related materials from 7.5% to 2.5%. Engineering and construction is well underway and meeting targets on both cost and schedule. Completion of the construction project is expected by the end of 2013.

MALI – SADIOLA SULPHIDE PROJECT

In Mali, the Company is reassessing its strategy with respect to its joint venture operations with AngloGold Ashanti. Until such time as an agreement is reached on how to proceed with the sulphide expansion project the Company is freezing capital expenditures related to the expansion. The expansion project is necessary to accommodate hard rock processing, as the existing mill was not designed to do so. While production at the joint venture operations was not disrupted by the conflict in Mali, the Company has reduced its exploration activity in more remote regions of the country.

SURINAME – ROSEBEL EXPANSION

Further capacity expansion to address the increasing ore hardness will depend on the outcome of the feasibility study to be completed at the end of the first quarter 2013. On November 26, the President of Suriname announced that an agreement had been reached with IAMGOLD with respect to a joint venture that would target satellite resources beyond the current concession, with attractively priced power. Final approval by the National Assembly of the Republic of Suriname is expected in the near future.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

EXPLORATION

IAMGOLD was active at 20 mine, near-mine, development and greenfield exploration projects in eight countries located in West Africa and North and South America for the year ended December 31, 2012.

In 2012, exploration expenditures totaled $152.3 million, of which $112.7 million was expensed and $39.6 million was capitalized. The increase of $43.7 million in total exploration expenditures compared to 2011 is due to a larger exploration program and the acquisition of the Côté Gold Project during the year. Drilling activities from projects totaled approximately 681,500 metres for the year.

($ millions)	Years ended December 31,
	2012	Change	2011
Near-mine exploration and evaluation	$47.2	(11%)	$53.3
Greenfield exploration projects	105.1	90%	55.3

Total	$152.3	40%	$108.6

OUTLOOK – 2013 EXPLORATION

The following table represents the current outlook for exploration expenditures for 2013:

($ millions)	Capitalized	Expensed	Total
Near-mine exploration and evaluation	$35.6	$3.8	$39.4
Corporate exploration projects - greenfield	1.0	51.4	52.4
Corporate exploration projects - brownfield	1.2	23.3	24.5

Total exploration projects	$37.8	$78.5	$116.3
Scoping and feasibility studies	0.1	25.8	25.9

Total	$37.9	$104.3	$142.2

The outlook for 2013 exploration expenditures is lower by $10.1 million compared to 2012 full year exploration spend due to reduced exploration activities in West Africa compared to 2012, partially offset by increased programs in Brazil, Colombia and ongoing exploration and feasibility work at the Côté Gold project of $23.8 million. The Company also plans to carry out mine site resource development programs at Rosebel, Essakane, Niobec and Westwood. Approximately 458,000 metres of reverse circulation and diamond drilling is planned for 2013.

MINE SITE AND NEAR MINE EXPLORATION PROGRAMS

In 2012, IAMGOLD mine and regional exploration teams conducted near-mine exploration and resource development at Essakane, Rosebel, Westwood, Mouska and Niobec.

ESSAKANE, BURKINA FASO

Approximately 163,500 metres of diamond and reverse circulation drilling was completed during the year on the mine lease and surrounding exploration concessions, including over 58,700 metres directed towards resource delineation and development. On the mine lease, drilling targeted areas of inferred resources within the Essakane Main Zone (“EMZ”) at depth within or slightly below the feasibility study expansion pit design as well as potential extensions of the EMZ to the north beyond the current life of mine pit. Results have been incorporated into the year-end resource and reserve model. Drilling was completed to evaluate the potential for near surface oxide resources several kilometres along the mine trend to the southeast of the EMZ pit for which results are pending.

Elsewhere, drilling was completed to infill historical drilling, advance resource studies and explore for possible extensions or adjacent zones of mineralization at the Falagountou satellite deposit and along the 10 kilometre long Gossey – Korizena mineralized trend. Integration and interpretation of these results is in progress.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

ROSEBEL, SURINAME

Over 116,250 metres of diamond drilling was completed on the Rosebel mine lease and surrounding mineral concessions during the year, including approximately 80,400 metres focussed on resource drilling and over 23,600 metres directed towards geotechnical and condemnation drilling programs. Resource drilling has increased the confidence in the existing resource inventory and targeted resource expansions at the J-Zone, Koolhoven, West Pay Caro, Mayo, Roma and Overman deposits. Results have been incorporated into an updated resource and reserve estimate as part of the Company’s annual year-end resource and reserve statement. Exploration drilling, geological mapping and geochemical sampling programs continued elsewhere on the property, including a mechanical auger drill program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

WESTWOOD, QUEBEC, CANADA

Nearly 84,300 metres of underground diamond drilling was completed during the year. The program continued to target additional inferred resources and upgrade existing mineral resources to indicated categories in tandem with on-going underground development and construction of surface installations. In the fourth quarter 2012, the program was focussed on infill delineation drilling to confirm continuity of identified mineralization zones between levels 36 and 104, and resource expansion drilling, principally below level 132. As part of ongoing development work, the exploration ramp and underground drifts were extended by nearly 3.6 kilometres during the fourth quarter to improve underground access for future definition drilling in the upper parts of the deposit.

MOUSKA, QUEBEC, CANADA

Approximately 30,200 metres of underground drilling was completed during the year. The program delineated resource blocks scheduled for mining and also tested a number of areas to evaluate the potential for additional resources. A decision, however, was made in the third quarter 2012 to cease production at Mouska at the end of 2013.

NIOBEC, QUEBEC, CANADA

Over 59,200 metres of underground diamond drilling and just over 1,800 metres of condemnation and geotechnical drilling were completed as part of a resource delineation and expansion program that has been designed to expand and convert resources to reserves, and underpin a five-year transition strategy toward the planned expansion of the operation. Drill results have been incorporated in the Company’s annual year-end resource and reserve statement. A metallurgical test work program to confirm recoveries for use in the resource estimation has been ongoing throughout the year.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and near mine exploration programs described above, in 2012, the Company was active on fifteen early stage to advanced greenfield exploration projects.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

At the end of the fourth quarter 2012, approximately 67,900 metres of diamond drilling had been completed on the Côté Gold project since it was acquired on June 21, 2012. The primary objective of the drill program has been to upgrade a significant portion of the inferred resources to an indicated category for use in a pre-feasibility study as well as to continue to explore the extents of the deposit in order to expand the resource. On January 22, 2013, the Company reported an updated National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”) compliant resource estimate for the Côté Gold deposit stating indicated resources of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and an Inferred Resource of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114% increase in Indicated Resources from the previous estimate, also based on a cut-off grade of 0.30 grams of gold per tonne. The updated Côté Gold resource estimate benefited from the infill drilling that substantially upgraded the quality of the estimate through conversion of inferred resources to indicated resources. Resource delineation drilling is planned to continue into the first quarter 2013, to complete infill drilling in areas that are better accessed under winter freeze conditions.

KALANA JOINT VENTURE, MALI

Over 67,000 metres of diamond and reverse circulation drilling was completed on the Kalana project during the year. The primary objective of the 2012 program was to develop a drill hole supported geological model of the Kalana deposit to be used to complete an NI 43-101 compliant mineral resource estimate. Under the terms of the Kalana Option Agreement, the Company must complete an updated resource estimate for the project which establishes a resource containing a minimum of 2 million ounces of gold, as a partial vesting requirement. At December 31, 2012, a preliminary estimate had been completed and is currently under appraisal. An extension of the Option Agreement to February 28, 2013 was agreed by the parties to facilitate the evaluation process.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

BOTO, SENEGAL

Based on encouraging initial results, exploration drilling on the Boto project was expanded to total nearly 14,300 metres during the year. Drilling intersected wide zones of mineralized, variably altered and brecciated meta-sedimentary lithologies at the Boto 2, 4 and 6 prospects. Drill core assay results confirmed wide intersections of associated gold mineralization. Further drilling to extend the mineralized zones is planned and a mineral resource estimate will be completed in the first half 2013.

PITANGUI, BRAZIL

Approximately 7,750 metres of diamond drilling was completed during the year after the drilling program was expanded to further explore newly discovered Banded Iron Formation hosted gold mineralization. Drilling has intersected mineralization and favourable host stratigraphy over a minimum 700-metre strike length. To assist targeting in future drilling programs, additional surveys have been completed including a 2,504 line kilometre heliborne magnetic and radiometric survey, a borehole electromagnetic geophysical survey of selected drill holes and soil geochemical sampling surveys over prioritized target areas.

REE PROJECT, QUEBEC, CANADA

On February 2, 2012, the Company reported NI 43-101 compliant inferred resources totaling 466.9 million tonnes grading 1.65% Total Rare Earth Oxides (“TREO”) on its wholly owned Rare Earth Element (“REE”) deposit to an approximate depth of 375 metres.

During 2012, 23,800 metres of diamond drilling was completed to determine the potential limits of the deposit and complete a resource delineation program on 100 x 100 metre drill centres and to an average vertical depth of 700 metres. The purpose of the delineation program was to upgrade and expand the mineral resources in preparation for a pre-feasibility study of the REE deposit. On February 20, 2013, the Company announced the results of an updated resource estimate incorporating the results of the 2012 drilling campaign. The updated estimate has resulted in a significant conversion of inferred resources to an indicated category. Total indicated resources are estimated at 531 million tonnes at an average grade of 1.64% TREO representing 8.7 billion kilograms of contained TREO. An additional 527 million tonnes of inferred resources at an average grade of 1.83% TREO representing 9.7 billion kilograms of contained TREO have also been delineated. The 2012 drilling campaign included two deep holes which confirmed the presence of REE bearing host breccias to a vertical depth of 1,250 metres. As part of planned evaluation studies, a 1,300 metre exploration drift extending from the nearby Niobec mine to the REE deposit was initiated, with nearly 900 metres completed by year end. The drift is expected to be completed in early 2013 and will allow for the collection of a bulk sample to support planned metallurgical studies and provide access for future underground drilling programs.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations	$468.4	$386.8	$410.6	$404.2	$481.6	$431.9	$345.7	$414.0

Net earnings from continuing operations	$94.6	$86.7	$60.9	$129.0	$145.8	$60.0	$80.1	$142.1
Net earnings	$94.6	$86.7	$60.9	$129.0	$145.8	$50.7	$484.5	$162.3
Net earnings attributable to equity holders of IAMGOLD	$84.6	$78.0	$52.9	$119.2	$133.6	$40.7	$478.9	$153.4

Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.22	$0.21	$0.14	$0.32	$0.36	$0.11	$1.28	$0.41
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.22	$0.21	$0.14	$0.32	$0.35	$0.11	$1.27	$0.41

The fourth quarter 2012 is the twelfth consecutive quarter of positive net earnings for the Company.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company ended 2012 with $1,036.8 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at December 31, 2012 was $1,028.0 million, down $143.0 million compared to December 31, 2011 due to lower current assets ($145.0 million), partially offset by lower current liabilities ($2.0 million).

Current assets were mainly down due to less cash and cash equivalents of $238.1 million resulting mainly from the acquisition of the Côté Gold project ($485.7 million), capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million), the payment of dividends ($106.9 million) and acquisitions of investments ($49.7 million), offset partially by cash generated from the issuance of senior unsecured notes ($650.0 million) and operating activities ($441.0 million).

Working Capital[1]		December 31, 2012	December 31, 2011
Working capital[1]	($ millions)	$1,028.0	$1,171.0
Current working capital ratio[2]		3.8	4.1

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As at December 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At December 31, 2012, the Company has committed $69.5 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

Gold Bullion		December 31, 2012	December 31, 2011
Ounces held	(oz)	134,737	134,636
Weighted average acquisition cost	($/oz)	$720	$719
Acquisition cost	($ millions)	$96.9	$96.8
End of year spot price for gold	($/oz)	$1,658	$1,566
End of year market value	($ millions)	$223.3	$210.9

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CONTRACTUAL OBLIGATIONS

Contractual obligations at December 31, 2012 were $1,249.0 million, an increase of $1,032.1 million compared to December 31, 2011, mainly due to the issuance of 6.75% senior unsecured notes in the third quarter 2012. These obligations will be met through available cash resources and operating cash flows.

Contractual and other key obligations are presented in tabular form below.

At December 31, 2012	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
($ millions)
Long-term debt	$1,002.4	$45.2	$87.8	$87.8	$781.6
Contracted capital expenditures	101.7	101.5	0.2	—	—
Purchase obligations	136.3	123.0	8.3	4.7	0.3
Operating leases	8.6	3.5	4.5	0.6	—

Total contractual obligations	1,249.0	273.2	100.8	93.1	781.9
Asset retirement obligations(a)	276.5	7.5	17.1	12.7	239.2
Termination benefits(a)	2.7	1.5	1.2	—	—

Total obligations	$1,528.2	$282.2	$119.1	$105.8	$1,021.1

(a)	Represents undiscounted cash flows.

Contracted capital expenditure commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements. Termination benefits relate to the Doyon division.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 34 of the Company’s 2012 annual consolidated financial statements.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

MARKETABLE SECURITIES AND WARRANTS HELD AS INVESTMENTS AND MARKET PRICE RISK

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. Marketable securities expected to be sold within the next 12 months are recorded in receivables and other current assets and the remainder are recorded in other non-current assets on the consolidated balance sheet.

During the year, the Company reviewed its marketable securities for objective evidence of impairment and determined that an impairment charge of $24.1 million was required, which $17.6 million was transferred from other comprehensive income to interest income, derivatives and other investment gains / (losses).

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

SUMMARY OF OUTSTANDING DERIVATIVE CONTRACTS

In 2012, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros, oil and aluminum.

At December 31, 2012, the Company’s outstanding derivative contracts were as follows:

Contracts	2013

Foreign Currency
Canadian dollar contracts (millions of $C)	420.0
Forward weighted average rate (C$/$)	C$1.0369/$
Option exercise rate range (C$/$)	C$1.0000 – C$1.0725/$
Hedge ratio[1]	68%

Euro contracts (millions of €)	108.0
Forward weighted average rate ($/ €)	$1.2500/€
Option exercise rate range ($/ €)	$1.1841– $1.2800/€
Hedge ratio[1]	33%

Commodities
Crude oil option contracts (barrels)	591,000
Exercise price range ($/barrel of crude oil)	$75 - $95
Hedge ratio[1]	43%

Aluminum swap contracts (metric tonnes)	2,100
Swap weighted average hedge price ($/metric tonne)	$2,146
Hedge ratio[1]	45%

Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge its exposure to Canadian dollars and Euros resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project and corporate costs.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

ALUMINUM CONTRACTS AND MARKET PRICE RISK

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

For further information regarding risks associated with financial instruments please refer to note 19 of the Company’s 2012 annual consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

SHAREHOLDERS’ EQUITY

In June 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in July 2012 totaling $47.0 million. In December 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in January 2013 totaling $47.1 million.

Number issued and outstanding	December 31, 2012	February 19, 2013
Shares	376,536,950	376,561,054
Share options	4,159,150	4,137,244

CASH FLOW

($ millions)	Years ended December 31,
	2012	2011
Continuing operations
• Operating activities	$441.0	$592.8
• Investing activities	(1,213.3)	247.2
• Financing activities	529.1	(28.2)
• Impact of foreign exchange on cash and cash equivalents	5.1	(11.4)

Increase (decrease) in cash and cash equivalents from continuing operations	(238.1)	800.4
Cash flows used in discontinued operations	—	(19.6)

Increase (decrease) in cash and cash equivalents	(238.1)	780.8
Cash and cash equivalents, beginning of year	1,051.6	270.8

Cash and cash equivalents, end of year	813.5	1,051.6

OPERATING ACTIVITIES

Cash flows from continuing operating activities were lower than the prior year by $151.8 million. The decrease mainly relates to higher mine operating costs ($49.2 million) resulting from lower gold grades and harder ore being processed, higher exploration expenses ($39.4 million) as noted previously, as well as higher income taxes paid ($73.5 million).

INVESTING ACTIVITIES

Cash flows utilized for investing activities in 2012 are mainly the result of capital expenditures related to mining assets and exploration and evaluation assets ($700.5 million) which was higher than the prior year given the ramp up of Westwood and the Essakane expansion project. In addition, the Company completed the acquisition of the Côté Gold project for cash on June 21, 2012 ($485.7 million).

FINANCING ACTIVITIES

Cash flows generated from investing activities in 2012 were higher than the prior year mainly as a result of the issuance of senior unsecured notes for gross proceeds of $650.0 million, partially offset by dividends paid.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2012 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2012 evaluation, there have been no adverse changes to the Company’s controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2012 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

The acquisition of Trelawney - Côté Gold project on June 21, 2012, as described in Note 5 of the audited consolidated annual financial statements, did not significantly impact the design of internal controls over financial reporting and disclosure. There were no further changes in the Company’s business activities during the period.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies for the purposes of IFRS are described in note 3 of the Company’s annual consolidated financial statements.

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

MINERAL RESERVES AND RESOURCES

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. For more details, also refer to the Operation risks section of this MD&A. Actual production costs may be different than estimated production costs due to many factors, including increasing costs of inputs such as labour, energy and consumables as well as higher royalty expenses related to the price of gold.

Level of production may also be affected by other factors such as weather and supply shortages. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves and resources are summarized below. For more information, refer to the detailed presentation of reserves and resources included in the latest annual report and at the Company’s website (www.iamgold.com).

	2012		2011
Weighted average gold price used for:
Gold reserves ($/oz)	1,263	[1]	1,126	[3]
Gold resources ($/oz)	1,584	[2]	1,362	[4]

Niobium sale price
Niobium reserves ($/kg Nb) Niobium measured and indicated resources ($/kg Nb)	45.00 45.00		45.00 45.00
Niobium inferred resources ($/kg Nb)	45.00		45.00
Foreign exchange rate (C$/US$):
Reserves	1.05		1.05
Measured and indicated resources	1.05		1.05
Inferred resources	1.05		1.05

1.

Mineral reserves have been estimated at December 31, 2012, using a gold price of $1,400 per ounce for Mouska, Westwood and Essakane mines, $1,185 per ounce for the Sadiola mine, $1,300 per ounce for the Yatela mine and $1,200 per ounce for the Rosebel mine.

2.

Mineral resources have been estimated at December 31, 2012, using a gold price of $1,600 per ounce for Doyon division with a foreign exchange rate of 1.05C$/U.S.$, and Essakane mine, $2,000 per ounce for the Sadiola mine, $1,400 per ounce for the Rosebel mine and $1,300 per ounce for the Yatela mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project.

3.

Mineral reserves have been estimated at December 31, 2011 using a gold price of $1,200 per ounce for Rosebel and Essakane mines, $1,200 per ounce for the Mouska mine, $1,100 per ounce for the Sadiola mine and $1,300 per ounce for Yatela mine. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

4.

Mineral resources have been estimated at December 31, 2011 using a gold price of $1,400 per ounce for Rosebel, Essakane, Mouska and Doyon mines, $1,300 per ounce for the Yatela mine and $1,600 per ounce for the Sadiola mine. A cut-off of 6 g/t Au over a minimum thickness of 2 metres was used for the Westwood project. Mineral resources for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

MINERAL EXPLORATION AND EVALUATION COSTS

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available. Changes in any of the assumptions or estimates used could have an impact on the Company’s results of operations and financial position.

DEPRECIATION

Mining assets, royalty interests and any fair value increment related to the original acquisition of investments in associates are amortized over the estimated economic life of the asset. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. Amounts relating to expected economic conversions of resources to reserves, upon a business combination or an asset acquisition, are not amortized until the related resources are converted into reserves.

In the estimation of the units of production, the nature of the ore body and the method of mining the ore body are taken into consideration. Changes in the mineral reserves estimate will result in changes to the depreciation charges over the remaining life of the operation.

VALUATION OF NON-FINANCIAL ASSETS (GOODWILL AND LONG-LIVED ASSETS)

The Company evaluates the recoverable amount of non-financial assets to determine whether current events, economic conditions and circumstances indicate that the carrying amount may no longer be supportable. In addition, business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. Based on management’s judgment, the Trelawney acquisition does not meet the definition of a business combination as the primary asset (Côté Gold project) is an exploration stage property. Consequently, the transaction has been recorded as an acquisition of an asset.

The determination of fair value requires management to make assumptions and estimates about future events. The Company sometimes retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. If the Company fails to achieve its valuation assumptions or if one of its reporting units experiences a decline in its fair value, this may result in an impairment charge. The impairment charge may be significant and could have a material effect on the Company’s financial position and results of operation.

Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has financial instruments recorded at fair value on the balance sheet. Cash, cash equivalents and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value.

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Unrealized gains and

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

losses on available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Warrants held as investments are measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in the fair value are included in interest income, derivatives and other investment gains in the consolidated statement of earnings.

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminium and gold. All derivative instruments not designated as a hedge are classified as financial instruments at fair value through profit and loss. Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value based on forward rates considering the market price, rate of interest and volatility and take into account the credit risk of the financial instrument. Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Current market conditions can have an impact on these fair values. These management estimates are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s financial instruments.

ASSET RETIREMENT OBLIGATIONS

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued mining activities or newly discovered reserves.

Other elements of uncertainty in estimating these costs include potential changes in regulatory requirements and in the methods of remediation.

INCOME TAXES

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

As mining is capital intensive with long-lived assets, these deferred tax provisions can be significant. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable income. There is no certainty that future income tax rates and foreign exchange rates will be consistent with current estimates, which increases the volatility of the Company’s net earnings.

LITIGATION

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation, and the Company establishes provisions for future disbursements required. Uncertainty exists for the evaluation of provisions and contingent liabilities. Provisions are recognized as liabilities where the Company has a present obligation (legal or constructive) as a result of a past event (an obligating event), a reliable estimate can be made of the amount of the obligation, and it is probable that an outflow of resources will be required to settle the obligation.

Where it is not more likely that a present obligation exists at the end of the reporting period, the Company discloses a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote. The Company does not recognize contingent liabilities in its consolidated financial statements. Should, however, an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the consolidated financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This report uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This report also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SCIENTIFIC AND TECHNICAL DISCLOSURE

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

GOLD, NIOBIUM AND TREO TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Vice President, Geology & Resources for G Mining Services Inc. Réjean worked for 25 years with IAMGOLD Corporation and has an excellent knowledge of all the operations and projects. He is considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the year ended December 31, 2012, and have not been applied in preparing these consolidated financial statements. These are summarized as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015.

IFRS 10 – Consolidated financial statements

IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013. This standard retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. In accordance with IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company is in the process of evaluating its investments.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (now arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method and, joint operations will be accounted for in a manner similar to proportionate consolidation.

The Company reviewed its joint arrangements and has concluded that Sadiola and Yatela will be considered joint ventures for accounting purposes. Consequently, IAMGOLD will account for its interest in Sadiola and Yatela using the equity method instead of proportionate consolidation effective January 1, 2013. Retrospective adjustments will be applied starting in 2013 at the beginning of the earliest period presented, January 1, 2012.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company will expand disclosure regarding interest in other entities, such as information to enable users to evaluate the nature of, and risks associated with, the Company’s interests in other entities, and the effects of those interests on its consolidated balance sheet, financial performance and cash flows. In addition to financial information related to its interests in other entities, disclosure will include significant judgments and assumptions the Company has made in determining that it has control of another entity, that it has joint control of an arrangement or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle, if any.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013. Based on its review, IAMGOLD does not believe there will be any impact on its consolidated financial statements upon the adoption of IFRIC 20.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (ERM) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging risks are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks that the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

GENERAL ECONOMIC CONDITIONS

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and profitability. No material exposure to financial instruments held by the Company is considered to exist by virtue of the possible non-performance of the counterparties.

COMMODITY PRICES AND CURRENCY

All of the factors that determine commodity prices such as prices for gold, niobium, copper, silver or certain other commodities (such as oil, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, also refer to the Market trends section and the Financial Position section of this MD&A.

IMPAIRMENT ASSESSMENT

The Company conducts annual impairment assessments, which are typically performed at December 31, of the values of goodwill and non-current assets, including mining assets, exploration and evaluation assets and royalty interests. If the carrying amount of the asset or group of assets being tested is greater than its recoverable amount, an impairment loss is recorded in the given period.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset, group of assets or cash generating units (“CGUs”), which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of real discount rates, net asset value multipliers, realizable metal prices, operating costs, capital and site restoration costs and estimated future foreign exchange and inflation rates, as defined under IFRS. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experiences a decline in its fair value, then this may result in an impairment charge in future periods, reducing the Company’s earnings.

HEDGING ACTIVITIES

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging its requirement of Canadian dollars and Euros, and its expected consumption of oil and aluminum. For more details, also refer to the Financial Position section of this MD&A.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

LIQUIDITY AND CAPITAL RESOURCES

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt if any, or purchase or sell gold bullion. For more details, also refer to the Financial Position section of this MD&A.

CREDIT RISK RELATED TO FINANCIAL INSTRUMENTS AND CASH DEPOSITS

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure.

No material exposure is considered to exist by virtue of the possible non–performance of the counterparties to financial instruments.

INDEBTNESS AND FULFILLING OBLIGATIONS UNDER THE TERMS OF INDEBTNESS

Following the offering of the Company’s $650.0 million senior unsecured notes in September 2012, the Company will have a significant amount of indebtedness.

Specifically, the high level of indebtedness could have important consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from doing so; and increasing the cost of borrowing.

In addition, the Senior Credit Facility and the indenture governing the notes contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

ACCESS TO CAPITAL MARKETS, FINANCING AND INTEREST RATES

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

TAXATION

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

INTERNAL CONTROLS OVER FINANCIAL REPORTING MAY NOT DETECT ALL FAILURES

The Company documented and tested, during its 2012 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

OPERATIONAL RISKS

MINERAL RESERVES, MINERAL RESOURCES, AND EXTRACTION

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

PRODUCTION AND COST ESTIMATES

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

PROJECTS

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

ACQUISITIONS AND INTEGRATION

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

TITLE TO PROPERTIES

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

INSURANCE

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

KEY PERSONNEL

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

GEOGRAPHICAL AREAS

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

ENVIRONMENTAL, HEALTH AND SAFETY

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

POLITICAL RISK

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

NON-CONTROLLED ASSETS

Some of the Company’s assets are controlled and managed by other companies, some of which may have a higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

JOINT VENTURE OPERATIONS

The Company has joint ventures with other mining companies which are subject to the risks normally associated with the conduct of joint ventures. Such risks include: inability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such other companies to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

EVOLVING CORPORATE GOVERNANCE REGULATIONS

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

LITIGATION

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

NON-GAAP1 PERFORMANCE MEASURES

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity holders represent net earnings from continuing operations attributable to equity holders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

The following table provides a reconciliation of net earnings from continuing operations attributable to equity holders of IAMGOLD as per the audited consolidated annual statement of earnings, to adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD.

($ millions, except for number of shares and per share amounts)	Years ended December 31,
	2012	2011
Earnings from continuing operations before income taxes and non-controlling interests	$570.6	$649.0
Adjusted items:
• Interest expense on senior unsecured notes	11.2	—
• Foreign exchange losses / (gains)	(10.7)	8.1
• Unrealized losses / (gains) on derivative instruments	(16.2)	2.2
• Gains on sale of marketable securities	(25.5)	(8.9)
• Impairment of marketable securities	24.1	1.6
• Losses / (gains) on sale of assets	0.8	(25.1)
• Changes in estimates of asset retirement obligations at closed sites	5.3	23.0

	(11.0)	0.9

Adjusted earnings from continuing operations before income taxes and non-controlling interests	$559.6	$649.9
• Income tax expenses	(199.4)	(221.0)
• Tax impact of adjusted items	(6.8)	13.5
• Non-controlling interests	(36.5)	(36.7)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$316.9	$405.7

Basic weighted average number of common shares outstanding (in millions)	376.2	374.9

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.84	$1.08

OPERATING CASH FLOW FROM CONTINUING OPERATIONS BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

($ millions, except for number of shares and per share amounts)	Years ended December 31,
	2012	2011
Cash flow generated from continuing operating activities per the audited consolidated annual financial statements	$441.0	$592.8
Adjusting items from non-cash working capital items and long-term ore stockpiles
• Receivables and other current assets	1.4	47.8
• Inventories and non-current ore stockpiles	72.9	65.7
• Accounts payable and accrued liabilities	(11.3)	(49.6)

Operating cash flow from continuing operations before changes in working capital	$504.0	$656.7

Basic weighted average number of common shares outstanding (in millions)	376.2	374.9

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$1.34	$1.75

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of depreciation, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continuing operations) to the cost of sales, excluding depreciation, depletion and amortization as per the audited consolidated annual statement of earnings.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

Year ended December 31, 2012

	Operating Gold Mines						Other
($ millions, except where noted) (audited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation	$274.4	$217.4	$8.4	$111.2	$48.8	$660.2	$126.3	$786.5
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(0.9)	(0.5)	(0.2)	—	(2.3)
Stock movement	0.8	2.7	(2.2)	(1.0)	0.4	0.7
Other mining costs	(4.9)	(8.1)	(5.2)	(2.1)	(10.5)	(30.8)
Cost attributed to non-controlling interests	(13.5)	(21.1)	—	—	—	(34.6)

	$(18.3)	$(27.4)	$(7.9)	$(3.3)	$(10.1)	$(67.0)

Total cash costs – operating mines	$256.1	$190.0	$0.5	$107.9	$38.7	$593.2

Attributable gold production – operating mines (000s oz )	382	315	4	100	29	830

Total cash costs ($/oz)	$671	$603	$137	$1,076	$1,337	$715

Year ended December 31, 2011

	Operating Gold Mines						Other
($ millions, except where noted) (audited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Cost of sales, excluding depreciation	$248.7	$191.9	$37.8	$98.1	$46.5	$623.0	$114.9	$737.9
Adjust for:
By-product credit (excluded from cost of sales)	(1.1)	(1.1)	(1.2)	(0.3)	—	(3.7)
Stock movement	9.1	(0.7)	(5.6)	1.0	(0.8)	3.0
Other mining costs	(7.1)	(7.2)	(5.6)	(0.2)	(1.4)	(21.5)
Cost attributed to non-controlling interests	(12.5)	(18.3)	—	—	—	(30.8)

	$(11.6)	$(27.3)	$(12.4)	$0.5	$(2.2)	$(53.0)

Total cash costs – operating mines	$237.1	$164.6	$25.4	$98.6	$44.3	$570.0

Attributable gold production – operating mines (000s oz )	385	337	24	121	29	896

Total cash costs ($/oz)	$616	$488	$1,076	$816	$1,534	$636

[1]	Niobium, Corporate, and Exploration and Evaluation Segments.
[2]	As per note 27 of the Company’s audited consolidated annual financial statements.

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in total cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less total cash costs per ounce.

($/oz of gold)	Years ended December 31,
	2012	2011
Realized gold price for continuing operations	$1,667	$1,555
Total cash cost for continuing operations	$715	$636

Gold margin	$952	$919

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues and cost of sales as per note 36 of the audited consolidated annual statement of earnings.

($ millions, except where noted)	Years ended December 31,
	2012	2011
Revenues from the Niobec mine as per segmented information	$190.5	$177.8

Cost of sales from the Niobec mine as per segmented information, excluding depreciation expenses	$(117.9)	$(111.2)
Other costs	(0.2)	0.9

Operating margin	$72.4	$67.5

Sales volume (millions of kg Nb)	4.7	4.6

Operating margin ($/kg Nb)	$15	$15

IAMGOLD CORPORATION – ANNUAL MD&A – DECEMBER 31, 2012